Atlassian Announces First Quarter Fiscal Year 2022 Results
Quarterly revenue of $614 million, up 34% year-over-year
Quarterly subscription revenue of $435 million, up 57% year-over-year
Quarterly IFRS operating margin of 6% and non-IFRS operating margin of 27%
Quarterly cash flow from operations of $78 million and free cash flow of $59 million
TEAM, Anywhere/SAN FRANCISCO (October 28, 2021) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for its first quarter of fiscal year 2022 ended September 30, 2021 and released a shareholder letter available on Atlassian’s Work Life blog at http://atlassian.com/blog/announcements/shareholder-letter-q1fy22. The shareholder letter was also posted to the Investor Relations section of Atlassian’s website at https://investors.atlassian.com.
“When Scott and I started Atlassian almost 20 years ago, we wanted to create an amazing company where people love coming to work every day,” said Mike Cannon-Brookes, Atlassian’s co-founder and co-CEO. “We are beyond thrilled to be recognized amongst the top 25 companies in the World’s Best Workplaces 2021 by Great Place to Work. This is a testament to the true stewards of our culture — the many thousands of Atlassians we have around the world who live our values every day.”
“We continue to deliver value to our customers and innovate across all three of our core markets,” said Scott Farquhar, Atlassian’s co-founder and co-CEO. “One example we’re most proud of is Jira Service Management being named the sole visionary in Gartner’s 2021 Magic Quadrant for IT Service Management Tools in its inaugural year in market.”

First Quarter Fiscal Year 2022 Financial Highlights:
On an IFRS basis, Atlassian reported:
•Revenue: Total revenue was $614.0 million for the first quarter of fiscal year 2022, up 34% from $459.5 million for the first quarter of fiscal year 2021.
•Operating Income and Operating Margin: Operating income was $39.6 million for the first quarter of fiscal year 2022, compared with an operating income of $11.9 million for the first quarter of fiscal year 2021. Operating margin was 6% for the first quarter of fiscal year 2022, compared with 3% for the first quarter of fiscal year 2021.
•Net Loss and Net Loss Per Diluted Share: Net loss was $400.1 million for the first quarter of fiscal year 2022, compared with a net loss of $21.6 million for the first quarter of fiscal year 2021. Net loss per diluted share was $1.59 for the first quarter of fiscal year 2022, compared with a net loss per diluted share of $0.09 for the first quarter of fiscal year 2021.
Net loss for the first quarter of fiscal year 2022 included a charge of $424.5 million recorded in “other non-operating expense, net,” compared with a charge of $27.5 million in the first quarter of fiscal year 2021 relating to Atlassian’s exchangeable senior notes and related capped calls. Of this amount, a loss of $370.4 million is related to marking to fair value the exchange feature of the notes and related capped calls that remain outstanding as of quarter end. In addition, a net loss of $54.1 million is related to the net impact of settling the early exchange requests of the notes and unwinding of the related capped calls during this quarter.
•Balance Sheet: Cash and cash equivalents, and short-term investments at the end of the first quarter of fiscal year 2022 totaled $1.6 billion.
During the first quarter of fiscal year 2022, Atlassian drew $650.0 million from the term loan facility, used $314.3 million in cash to settle the early exchange requests of the notes and received $31.0 million in cash from the unwinding of the related capped calls. The net impact resulted in cash inflows of $366.7 million, which is reflected in cash provided by (used in) financing activities on our Consolidated Statements of Cash Flows.

On a non-IFRS basis, Atlassian reported:
•Operating Income and Operating Margin: Operating income was $166.7 million for the first quarter of fiscal year 2022, compared with operating income of $105.4 million for the first quarter of fiscal year 2021. Operating margin was 27% for the first quarter of fiscal year 2022, compared with 23% for the first quarter of fiscal year 2021.
•Net Income and Net Income Per Diluted Share: Net income was $118.3 million for the first quarter of fiscal year 2022, compared with net income of $76.8 million for the first quarter of fiscal year 2021. Net income per diluted share was $0.46 for the first quarter of fiscal year 2022, compared with $0.30 for the first quarter of fiscal year 2021.
•Free Cash Flow: Cash flow from operations was $78.4 million and free cash flow was $59.3 million for the first quarter of fiscal year 2022. Free cash flow margin for the first quarter of fiscal year 2022 was 10%.
A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:
•Ranked Among the Top 25 Companies Globally by Great Place to Work: Atlassian was included in the list of the World’s Best Workplaces 2021 by Great Place to Work. Atlassian is proud to be recognized for its efforts in creating a culture in which, regardless of where employees are located across the globe, they feel connected to the company, its values, and their work.
•Sustainability Annual Report: Atlassian released its fiscal year 2021 sustainability report, announcing another year of operating on 100% renewable energy and its ambitions to achieve net-zero emissions by 2050. Atlassian continues its commitment to protecting customer privacy, executing on its diversity, equity, and inclusion (DEI) strategy, and giving back through the philanthropic programs run by the Atlassian Foundation. Atlassian recently announced it had moved its climate ambitions forward and is now targeting net-zero emissions by 2040.
•Recognized in Magic Quadrant for IT Service Management: Atlassian was named a Visionary in Gartner’s 2021 Magic Quadrant for IT Service Management (ITSM) Tools. Atlassian’s Jira Service Management solution focuses on the convergence of digital experiences for development, operational, and business teams. Over 35,000 customers rely on Jira Service Management for modern, high-velocity ITSM.
•Partnership with Snyk: Atlassian deepened its partnership with Snyk, a leader in developer security and a vital part of the Atlassian ecosystem, with an investment in Snyk’s Series F financing. Snyk integrates with Jira Software and Bitbucket, infusing developers’ workflows with a security-first mindset and protecting their code against issues like open source vulnerabilities that may arise during the development process.
•Trusted Cloud Principles Commitment: Atlassian joined other technology companies to establish the Trusted Cloud Principles - a commitment to protect the rights of its customers. With this initiative, Atlassian along with other tech leaders such as Amazon, Google, and Microsoft, commit to working with governments to ensure digital connectivity among nations, protect privacy and data security in the cloud, and promote public safety.
•Customer Growth: Atlassian ended its first quarter of fiscal year 2022 with a total customer count, on an active subscription or maintenance agreement basis, of 216,500 customers, adding 11,746 net new customers during the quarter. It is important to note that the definition of a customer was updated during the quarter primarily to exclude single user customers.
•Expanded Board of Directors: Atlassian appointed Michelle Zatlyn to its board of directors. Michelle is the co-Founder, COO, and President of Cloudflare, Inc., the security, performance, and reliability company helping to build a better Internet.
•Executive Leadership Promotions: Anu Bharadwaj was named Atlassian’s Chief Operating Officer and Joff Redfern was named Atlassian’s Chief Product Officer. Anu joined Atlassian in January 2014 and was most recently Head of Enterprise and Cloud Platform. Joff joined Atlassian in June 2017 and was most recently Vice President of Product.

•CFO Transition: Atlassian also announced that James Beer will retire as CFO at the end of June 2022. James joined as CFO in February 2018 and has played a critical role in helping the company scale. When James joined Atlassian, the company had 2,500 employees, 119,000 customers, and would generate revenue of $881 million in fiscal year 2018. As of the end of the first quarter of fiscal year 2022, the company had nearly 7,000 employees, over 216,000 customers, and is on pace for an annualized revenue run rate of $2.5 billion. Atlassian has already begun an external search for a CFO to succeed James.
“James has been invaluable in driving operational and financial rigor and helping Atlassian scale,” said Scott Farquhar. “Mike and I are both grateful for his valued leadership and friendship over the years. While we’re disappointed to see James leave us, we wish him the very best in his retirement.”
“After 18 years as a public company CFO in three different industries and having celebrated my 60th birthday earlier this year, it is the right time for me to retire and pass the baton to the next leader,” said James Beer. “Atlassian has terrific momentum, including the contributions of a very strong finance team, and is exceptionally well positioned to continue executing on its mission. I’m excited about what’s happening across the company and the raft of opportunities ahead. I’m focused on creating a smooth and seamless transition to my successor and am looking forward to continuing to help drive the future of teamwork over the next few quarters.”

Financial Targets:
Atlassian is providing its financial targets for the second quarter of fiscal year 2022 as follows:
Second Quarter Fiscal Year 2022:
•Total revenue is expected to be in the range of $630 million to $645 million.
•Gross margin is expected to be approximately 82% on an IFRS basis and approximately 85% on a non-IFRS basis.
•Operating margin is expected to be in the range of (15%) to (14%) on an IFRS basis and in the range of 22% to 23% on a non-IFRS basis.
•Net loss per diluted share is expected to be in the range of ($0.42) to ($0.39) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.35 to $0.38 on a non-IFRS basis.
•Weighted average share count is expected to be in the range of 251 million to 253 million shares when calculating diluted IFRS net loss per share and in the range of 255 million to 257 million shares when calculating diluted non-IFRS net income per share.
For additional commentary regarding financial targets, please see Atlassian’s first quarter fiscal year 2022 shareholder letter dated October 28, 2021.
With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, and net income (loss) per diluted share, has been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast Details:
A detailed shareholder letter is available on Atlassian’s Work Life blog at http://atlassian.com/blog/announcements/shareholder-letter-q1fy22, and the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast to answer questions today:
•When: Thursday, October 28, 2021 at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time).
•Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.
Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of making material information public and for complying with its disclosure obligations.

About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 200,000 customers, across large and small organizations - including Bank of America, Redfin, NASA, Verizon, and Dropbox - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com/.

Investor Relations Contact
Martin Lam
IR@atlassian.com
Media Contact
Kelsey Castellow
press@atlassian.com

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, sustainability, partnerships, outlook, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, and net income (loss) per diluted share.
We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.
The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.
Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com/.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:
•Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction.
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and payments of lease obligations.
Our non-IFRS financial measures reflect adjustments based on the items below:
•Share-based compensation.
•Amortization of acquired intangible assets.
•Non-coupon impact related to exchangeable senior notes and capped calls:
◦Amortization of notes discount and issuance costs.
◦Mark to fair value of the exchangeable senior notes exchange feature.
◦Mark to fair value of the related capped call transactions.
◦Net loss on settlements of exchangeable senior notes and capped call transactions.
•The related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction.
•Purchases of property and equipment and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:
•As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations.
•For planning purposes, including the preparation of our annual operating budget.
•To allocate resources to enhance the financial performance of our business.
•To evaluate the effectiveness of our business strategies.
•In communications with our Board of Directors and investors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,
	2021	2020
Revenues:
Subscription	$435,296	$277,964
Maintenance	130,590	127,694
Other	48,138	53,848
Total revenues	614,024	459,506
Cost of revenues (1) (2)	98,018	73,684
Gross profit	516,006	385,822
Operating expenses:
Research and development (1) (2)	279,846	232,235
Marketing and sales (1) (2)	102,928	70,286
General and administrative (1)	93,586	71,369
Total operating expenses	476,360	373,890
Operating income	39,646	11,932
Other non-operating expense, net	(424,933)	(26,271)
Finance income	280	2,590
Finance costs	(7,111)	(12,575)
Loss before income tax benefit (expense)	(392,118)	(24,324)
Income tax benefit (expense)	(7,984)	2,770
Net loss	$(400,102)	$(21,554)
Net loss per share attributable to ordinary shareholders:
Basic	$(1.59)	$(0.09)
Diluted	$(1.59)	$(0.09)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	252,106	248,015
Diluted	252,106	248,015
(1)Amounts include share-based payment expense, as follows:

	Three Months Ended September 30,
	2021	2020
Cost of revenues	$7,845	$5,256
Research and development	72,602	61,451
Marketing and sales	18,376	6,784
General and administrative	20,152	12,240
(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended September 30,
	2021	2020
Cost of revenues	$5,689	$5,419
Research and development	94	41
Marketing and sales	2,271	2,299

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)

	September 30, 2021	June 30, 2021
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,507,418	$919,227
Short-term investments	94,415	313,001
Trade receivables	186,637	173,473
Derivative assets	105,211	127,486
Prepaid expenses and other current assets	69,197	50,654
	1,962,878	1,583,841
Assets held for sale	47,098	43,665
Total current assets	2,009,976	1,627,506
Non-current assets:
Property and equipment, net	66,604	66,221
Deferred tax assets	30,394	36,174
Goodwill	725,039	725,758
Intangible assets, net	116,537	124,590
Right-of-use assets, net	287,186	205,300
Other non-current assets	181,388	159,795
Total non-current assets	1,407,148	1,317,838
Total assets	$3,417,124	$2,945,344
Liabilities
Current liabilities:
Trade and other payables	$202,330	$266,497
Tax liabilities	32,107	42,051
Provisions	25,190	25,148
Deferred revenue	839,952	812,943
Lease obligations	41,834	42,446
Derivative liabilities	985,634	772,127
Exchangeable senior notes, net	270,515	348,799
Total current liabilities	2,397,562	2,310,011
Non-current liabilities:
Deferred tax liabilities	19,471	26,625
Provisions	12,172	12,435
Deferred revenue	71,098	84,652
Term loan facility, net	649,288	—
Lease obligations	293,183	214,103
Other non-current liabilities	1,586	2,604
Total non-current liabilities	1,046,798	340,419
Total liabilities	3,444,360	2,650,430
Equity (deficit)
Share capital	25,256	25,164
Share premium	461,017	461,016
Other capital reserves	1,635,529	1,516,609
Other components of equity	63,771	104,832
Accumulated deficit	(2,212,809)	(1,812,707)
Total equity (deficit)	(27,236)	294,914
Total liabilities and equity (deficit)	$3,417,124	$2,945,344

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended September 30,
	2021	2020
Operating activities
Loss before income tax benefit (expense)	$(392,118)	$(24,324)
Adjustments to reconcile loss before income tax benefit (expense) to net cash provided by operating activities:
Depreciation and amortization	13,164	13,411
Depreciation of right-of-use assets	10,079	9,214
Share-based payment expense	118,975	85,731
Net loss on exchange derivative and capped call transactions	424,482	27,496
Amortization of debt discount and issuance cost	3,722	9,173
Interest income	(280)	(2,590)
Interest expense	3,389	3,402
Net unrealized foreign currency loss (gain)	(6,398)	5,567
Net unrealized loss on investments	500	—
Loss (gain) on sale of investments, disposal of assets and other	(615)	248
Changes in assets and liabilities:
Trade receivables	(13,211)	(8,378)
Prepaid expenses and other assets	(20,298)	(11,418)
Trade and other payables, provisions and other non-current liabilities	(66,025)	(47,384)
Deferred revenue	13,455	22,636
Interest received	895	4,156
Income tax paid, net	(11,330)	(7,475)
Net cash provided by operating activities	78,386	79,465
Investing activities
Business combinations, net of cash acquired	—	(32,464)
Purchases of property and equipment	(6,881)	(7,817)
Purchases of investments	(74,003)	(33,252)
Proceeds from maturities of investments	53,887	74,677
Proceeds from sales of investments	186,262	7,087
Payment of deferred consideration	(1,138)	(185)
Net cash provided by investing activities	158,127	8,046
Financing activities
Proceeds from exercise of share options	1	922
Proceeds from term loan facility	650,000	—
Payments of lease obligations	(12,186)	(11,096)
Interest paid	(1,199)	—
Repayment of exchangeable senior notes	(314,310)	(8)
Proceeds from settlement of capped call transactions	30,978	—
Net cash provided by (used in) financing activities	353,284	(10,182)
Effect of exchange rate changes on cash and cash equivalents	(2,108)	2,964
Net increase in cash and cash equivalents	587,689	80,293
Cash and cash equivalents at beginning of period	919,227	1,479,969
Net decrease in cash and cash equivalents included in assets held for sale	502	—
Cash and cash equivalents at end of period	$1,507,418	$1,560,262

Atlassian Corporation Plc
Revenues by Deployment Options
(U.S. $ in thousands)
(unaudited)

	Three Months Ended September 30,
	2021	2020
Cloud	$317,903	$207,320
Data Center	111,195	66,349
Server (1)	139,547	149,831
Marketplace and services (2)	45,379	36,006
Total revenues	$614,024	$459,506

(1) Included in Server is perpetual license revenue. Perpetual license revenue is captured as other revenue on the Consolidated Statements of Operations.
(2) Included in Marketplace and services is premier support revenue. Premier support is a subscription-based arrangement for a higher level of support across different deployment options. Premier support is recognized as subscription revenue on the Consolidated Statements of Operations as the services are delivered over the term of the arrangement.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended September 30,
	2021	2020
Gross profit
IFRS gross profit	$516,006	$385,822
Plus: Share-based payment expense	7,845	5,256
Plus: Amortization of acquired intangible assets	5,689	5,419
Non-IFRS gross profit	$529,540	$396,497
Operating income
IFRS operating income	$39,646	$11,932
Plus: Share-based payment expense	118,975	85,731
Plus: Amortization of acquired intangible assets	8,054	7,759
Non-IFRS operating income	$166,675	$105,422
Net income
IFRS net loss	$(400,102)	$(21,554)
Plus: Share-based payment expense	118,975	85,731
Plus: Amortization of acquired intangible assets	8,054	7,759
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	427,853	36,669
Less: Income tax effects and adjustments	(36,467)	(31,834)
Non-IFRS net income	$118,313	$76,771
Net income per share
IFRS net loss per share - diluted	$(1.59)	$(0.09)
Plus: Share-based payment expense	0.47	0.34
Plus: Amortization of acquired intangible assets	0.03	0.03
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	1.69	0.15
Less: Income tax effects and adjustments	(0.14)	(0.13)
Non-IFRS net income per share - diluted	$0.46	$0.30
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	252,106	248,015
Plus: Dilution from share options and RSUs (1)	4,198	5,521
Weighted-average shares used in computing diluted non-IFRS net income per share	256,304	253,536
Free cash flow
IFRS net cash provided by operating activities	$78,386	$79,465
Less: Capital expenditures	(6,881)	(7,817)
Less: Payments of lease obligations	(12,186)	(11,096)
Free cash flow	$59,319	$60,552

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended September 30, 2021 and 2020 because the effect would have been anti-dilutive.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

Three Months Ending December 31, 2021
Revenue	$630 million to $645 million

IFRS gross margin	82%
Plus: Share-based payment expense	2
Plus: Amortization of acquired intangible assets	1
Non-IFRS gross margin	85%

IFRS operating margin	(15%) to (14%)
Plus: Share-based payment expense	36
Plus: Amortization of acquired intangible assets	1
Non-IFRS operating margin	22% to 23%

IFRS net loss per share - diluted	($0.42) to ($0.39)
Plus: Share-based payment expense	0.89
Plus: Amortization of acquired intangible assets	0.03
Less: Income tax effects and adjustments	(0.15)
Non-IFRS net income per share - diluted	$0.35 to $0.38

Weighted-average shares used in computing diluted IFRS net loss per share	251 million to 253 million
Dilution from share options and RSUs (1)	4 million
Weighted-average shares used in computing diluted non-IFRS net income per share	255 million to 257 million

(1) The effects of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending December 31, 2021 because the effect would be anti-dilutive.